Mail Stop 4561

May 4, 2009

Kevin B. Thompson, President, COO, and CFO
SolarWinds, Inc.
3711 South MoPac Expressway
Building Two
Austin, Texas 78746

> **Re:** **SolarWinds, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed May 1, 2009**
> **File No. 333-149851**

Dear Mr. Thompson:

We have reviewed the above-captioned filing and your letter dated May 1, 2009, and have the following comments.

Principal and Selling Stockholders, page 114

1.   We note from your letter dated May 1, 2009 that BCV Co-Invest SW, LP is an affiliate of a registered broker-dealer. Please revise footnote 2 to the selling stockholder table to state, if true, that: (i) the seller purchased in the ordinary course of business, and (ii) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If such statements are not true, please revise to state that the seller is an underwriter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-8

2.   Given the three possible earnout payment scenarios of $0, $10 million and $20 million, revise your disclosures on page F-8 to explain the accounting basis and assumptions supporting your selection of $10 million for pro forma presentation purposes. Ensure that conforming revisions are made to similar disclosures throughout your filing.

Unaudited Pro Forma Financial Statements

Unaudited Condensed Pro Forma Statements of Income, pages F-33 and F-34

3.   Revise the Offering Adjustments column to present the amount of the adjustment to "Net income available to common stockholders."

4.   With regard to the number of shares used in computing per share amounts we have the following comments:

   a. We note that the number of shares used in your computation of per share amounts, as described in footnote 4, includes 9,000,000 shares of common stock to be sold upon the closing of this offering. We believe that the denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in the pro forma financial statements, for example, those issued for debt repayment. In this regard, it does not appear that the inclusion of the 9,000,000 shares is appropriate in your more prominent presentation of earnings per share. These shares may be presented and labeled as, "additional" earnings per share data, and located in a less prominent earnings per share computation, if such information is considered meaningful by management.

   b. Further, pursuant to SAB Topic 1.B.3., because the earnout payment will be paid with proceeds from the offering, we believe it is appropriate to give effect to the number of shares whose proceeds were to be used to pay the dividend. Confirm and disclose that you have given effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn.

*   *   *   *   *

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

                                                        Sincerely,

                                                        Barbara C. Jacobs
                                                        Assistant Director

cc: Via Facsimile (512) 338-5499
        Paul R. Tobias, Esq.
        J. Robert Suffoletta, Esq.